Vivakor, Inc.

433 Lawndale Drive
South Salt Lake City, UT 84115

December 14, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc
Registration Statement on Form S-1/A
File No. 333- 260075

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Vivakor, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, December 16, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Vivakor, Inc.

/s/ Matthew Nicosia
Matthew Nicosia
Chief Executive Officer